

September 14, 2011

<u>Via Facsimile</u>
Mr. G. Leigh Lyons
President
Braeden Valley Mines, Inc.
318 North Carson Street, Suite 208
Carson City, NV 89701

> **Re: Braeden Valley Mines, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 2, 2011**
> **File No. 333-158062**

Dear Mr. Lyons:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We note that the interim financial statements presented in your filing are as of March 31, 2011. Please provide updated interim period financial statements (i.e., financial statements for the period ended June 30, 2011) and ensure that the financial statements included in your filing are current as of the date you file subsequent amendments. Refer to Rule 8-03 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief